UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Bay Banks of Virginia, Inc.
(Name of Issuer)
Common Stock, par value $5.00 per share
(Title of Class of Securities)
072035108
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 072035108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
840,197

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
840,197

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
840,197

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 13,329,695 shares of common stock, par value $5.00 per share (“Common Stock”), outstanding as of October 30, 2020, as reported by Bay Banks of Virginia, Inc. (the “Issuer”) in its Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on November 6, 2020.

CUSIP No. 072035108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
840,197

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
840,197

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
840,197

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 13,329,695 shares of Common Stock outstanding as of October 30, 2020, as reported by the Issuer in its Form 8-K filed with the SEC on November 6, 2020.

CUSIP No. 072035108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Sidecar Fund, Series LLC – Small Financial Equities Series

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
840,197

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
840,197

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
840,197

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 13,329,695 shares of Common Stock outstanding as of October 30, 2020, as reported by the Issuer in its Form 8-K filed with the SEC on November 6, 2020.

Item 1. (a)      Name of Issuer

Bay Banks of Virginia, Inc.

Item 1. (b)      Address of Issuer’s Principal Executive Offices

100 South Main Street
Kilmarnock, Virginia  22482

Item 2. (a)      Name of Person Filing

This Amendment No. 3 to the Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)           EJF Capital LLC;
(ii)          Emanuel J. Friedman; and
(iii)         EJF Sidecar Fund, Series LLC – Small Financial Equities Series.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 3 to the Schedule 13G is being filed on behalf of each of them.

Item 2. (b)      Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)      Citizenship

See Item 4 of the attached cover pages.
Item 2. (d)      Title of Class of Securities

Common Stock, par value $5.00 per share (“Common Stock”)

Item 2. (e)      CUSIP Number

072035108

Item 3.   If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not Applicable.

Item 4.           Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

EJF Sidecar Fund, Series LLC – Small Financial Equities Series was the record owner of the number of shares of Common Stock shown on Item 9 of its respective cover page.

EJF Capital LLC is the managing member of EJF Sidecar Fund, Series LLC – Small Financial Equities Series and the investment manager of an affiliate thereof, and may be deemed to have had shared beneficial ownership of the shares of Common Stock of which EJF Sidecar Fund, Series LLC – Small Financial Equities Series was the record owner.

Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to have had shared beneficial ownership of the shares of Common Stock over which EJF Capital LLC may have had shared beneficial ownership.

Item 5.           Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than  five percent of the class of securities, check the following [X].

As reflected in its Form 8-K filed on February 1, 2021, the Issuer completed a merger (the “Merger”) with Blue Ridge Bankshares, Inc. (“Blue Ridge”) on January 31, 2021 (the “Closing Date”), pursuant to which the Issuer’s shareholders received, in exchange for each share of the Issuer’s Common Stock, 0.5000 shares of Blue Ridge common stock, no par value (“Blue Ridge Common Stock”), plus cash in lieu of any fractional shares (the “Merger Consideration”).  On the Closing Date, the Issuer merged with and into Blue Ridge, with Blue Ridge continuing as the surviving corporation.  As a result of the Merger, each share of the Issuer’s Common Stock issued and outstanding immediately prior to such time was automatically cancelled and converted into the right to receive the Merger Consideration.  As a result of the cancellation of the Issuer’s Common Stock, the Reporting Persons no longer beneficially own more than 5% of the Issuer’s Common Stock.

In addition, as reflected in the Form 8-K filed by Blue Ridge on January 29, 2021, there were 5,718,621 shares of Blue Ridge Common Stock outstanding at December 31, 2020.  In addition, as reflected on Blue Ridge’s website, an additional 6,664,848 shares of Blue Ridge Common Stock were issued in connection with the Merger.  Based on the number of shares of Blue Ridge Common Stock outstanding at December 31, 2020, together with the additional Blue Ridge Common Stock issued in connection with the Merger, the Reporting Persons do not beneficially own more than 5% of the outstanding shares of Blue Ridge Common Stock.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.           Identification and Classification of Members of the Group

Not Applicable.

Item 9.           Notice of Dissolution of Group

Not Applicable.

Item 10.         Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2021

EJF CAPITAL LLC

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SMALL FINANCIAL EQUITIES SERIES

By: Its:	EJF CAPITAL LLC Managing Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, and EJF Sidecar Fund, Series LLC – Small Financial Equities Series, a Delaware separate series limited liability company, hereby agree and acknowledge that the information required by this Amendment No. 3 to the Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 11, 2021

EJF CAPITAL LLC

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SMALL FINANCIAL EQUITIES SERIES

By: Its:	EJF CAPITAL LLC Managing Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel